Exhibit 99.1

News Release

Orla Mining Beats Increased 2023 Production Guidance and Provides 2024 Production and Cost Guidance

The Company Repays Nearly $60 million in Debt in 2023

VANCOUVER, BC, Jan. 16, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an interim operational update for the fourth quarter ended December 31, 2023. This news release also includes the Company's 2024 annual guidance which contains the outlook for production, operating and capital costs, and exploration spending across the Company's portfolio.

(All amounts expressed in million U.S. dollars, unaudited as at December 31, 2023 unless otherwise stated)

Fourth Quarter 2023 Camino Rojo Oxide Mine Operational Update

The Camino Rojo Oxide Mine produced a record 34,484 ounces of gold during the fourth quarter and 121,877 ounces of gold for the full year 2023, exceeding the increased gold production guidance range of 110,000 to 120,000 ounces. Gold sold was 31,300 ounces during the fourth quarter and 118,993 ounces for the full year.

Camino Rojo Mining and Processing Totals		Q4 2023	FY 2023
Ore Mined	tonnes	1,861,068	7,436,960
Waste Mined	tonnes	802,824	4,161,591
Total Mined	tonnes	2,663,892	11,598,551
Strip Ratio	w:o	0.43	0.56
Ore Stacked	tonnes	1,747,816	7,005,694
Daily Stacked Throughput Rate – Average	tpd	18,998	19,194
Stacked Ore Gold Grade	g/t	0.73	0.79
Gold Produced	oz	34,484	121,877
Gold Sold	oz	31,300	118,993

During the fourth quarter, Orla repaid $25.0 million towards its revolving credit facility reducing the balance outstanding under its credit facility to $88.4 million. The Company also paid the final installment of $22.8 million to Fresnillo plc as part of the Layback Agreement. In 2023, the Company repaid $58.9 million towards its debt outstanding. At December 31, 2023, Orla had a cash position of $96.6 million and total debt position of $88.4 million, resulting in a net cash position of $8.2 million[1]. The Company has $61.7 million undrawn on its revolving credit facility which supports total liquidity of $158.3 million at year end1. Current unaudited liquidity position shown below. Financial and operating results for the fourth quarter and year end 2023 will be provided on March 19, 2024.

Liquidity Position

Cash position	$96.6
Long-term debt[2]	$88.4
Net cash[1,2]	$8.2
Undrawn debt available	$61.7
Total available liquidity[1]	$158.2
[1] Net cash and liquidity are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.
[2] Long-term debt and undrawn debt may not tie due to rounding

2024 Guidance Summary

Gold Production	Oz	110,000 – 120,000
Total Cash Cost (net of by-product)	$/oz au sold	$625 - $725
All-in sustaining cost ("AISC")	$/oz au sold	$875 - $975
Capital Expenditures	$m	$31.0
Sustaining capital expenditures	$m	$18.0
PP&E / Leases		$17.5
Exploration – capitalized		$0.5

Non-sustaining capital expenditures	$m	$13.0
Projects		$2.0
Exploration – capitalized		$11.0
Exploration Expenses & Project Development (expensed)	$m	$31.0
Corporate G&A (incl. share-based comp.)	$m	$19.0
1. AISC is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.
2. Exchange rates used to forecast cost metrics include MXN/USD of 18.0 and CAD/USD of 1.33. A +/-1.0 change to the MXN/USD exchange rate would have a impact of +/-$10/oz on AISC.

Production and Cost Outlook

Gold production from the Camino Rojo Oxide Mine is expected to be 110,000 to 120,000 ounces in 2024. The Company is planning to mine approximately 8.3 million tonnes of ore and 9.9 million tonnes of waste for a total of 18.2 million tonnes resulting in a strip ratio of 1.2. The increased strip ratio in 2024 is a result of increased waste mining planned for the east-west pit expansion following the receipt of applicable permits.

Camino Rojo's 2024 total cash cost is expected to be in a range of $625 to $725 per ounce of gold sold, including royalties and net of changes in inventory, while sustaining capital expenditures are expected to total $18.0 million, of which $12.5 million is for the planned heap leach pad expansion (phase 2) which is scheduled for the first half of 2024 and $0.5 million is for capitalized exploration on the Camino Rojo oxide layback. About two-thirds of the annual sustaining capital is expected to be spent in the first quarter 2024, which will result in a higher AISC for the period. Non-sustaining capital is expected to total $13.0 million in 2024 with $11.0 million related to the Camino Rojo Extension exploration. All-in sustaining costs for 2024 is expected to be in the range of $875 to $975 per ounce of gold sold. The higher AISC guidance range in 2024 versus 2023 is predominantly a result of increased waste stripping at Camino Rojo (~$85/oz) and sustaining capital related to the heap leach pad expansion (~$110/oz).

Income tax expense during 2024, including Mexican Special Mining Duty, is expected to range between $35.0 and $40.0 million. The Company pays income tax in monthly instalments, with a final annual true-up in March upon filing its year-end tax returns. The Special Mining Duty related to 2023 is expected to total $10.0 million and is planned to be paid in March of this year.

2024 Exploration & Project Development Breakdown & Outlook

Project	Amount	Details	Approx. Timing
Mexico	$23.0
Exploration – capitalized (sust.)	$0.5	-Camino Rojo Oxide layback drilling	Q1
Exploration – capitalized (non-sust.)	$11.0	-Camino Rojo Sulphide exploration	Q1-Q4
Exploration – expensed	$11.5	-Camino Rojo regional exploration and landholding	Q1-Q3
Nevada Exploration – expensed	$11.0	-South Railroad exploration	Q3-Q4
Project Development – capitalized Project Development – expensed	$2.0 $8.5	-South Railroad admin, permitting, and engineering, Cerro Quema holding costs	Q1-Q4
Total Total Capitalized Total Expensed	$44.5 $13.5 $31.0

The only exploration expenses that are expected to impact the Company's AISC are capitalized exploration (sustaining) on the Camino Rojo layback area totalling $0.5 million. All other exploration is either capitalized as non-sustaining or expensed (regional exploration).

Exploration represents an important pillar of the growth for Orla and the Company is systematically evaluating the exploration potential of its extensive land package, both near existing deposits and regionally. The total expected exploration and project development spending in 2024 is $44.5 million, with approximately $23.0 million to be spent at Camino Rojo in Mexico and approximately $20.0 million at South Railroad in Nevada. In Mexico, nearly half of the $23.0 million will be used to continue exploration activities on the new discovery below the Camino Rojo sulphide deposit (Camino Rojo Extension), while nearly half of the $20.0 million at South Railroad will be allocated for exploration and approximately $8.5 million expected to be spent on advancing the project permitting, engineering, and administrative activities.

Orla focused on multiple exploration projects throughout 2023. Near the Camino Rojo Oxide Mine, a 6,500-metre drilling campaign defined additional oxide mineralization, targeting the layback and oxide extensions. The layback drilling validated historical drill results, confirming the continuity of oxide gold mineralization and extending into the Fresnillo property. Oxide extension drilling revealed significant mineralization with plans for 2024 follow-up.

Orla also executed a successful 34,000-metre drill program into the Camino Rojo Sulphides deposit, enhancing understanding of the Camino Rojo Sulphides and testing for sulphide mineralization extension below the limits of current resources. The south-oriented drill holes substantially improved understanding and strengthened the continuity of higher-grade mineralization, with the objective of upgrading existing resources and exploring for new sulphide mineralization beyond current resources.

At South Railroad in Nevada, Orla remains dedicated to evaluating the project upside potential, producing positive drill results that enhance the continuity of oxide gold mineralization over the southeast extension of the Pinion Deposit, and uncover high-grade oxide at Dark Star. Drilling at the North Bullion deposit is aimed at enhancing the resource classification. The 2023 drill program tests across the South Railroad property contributed to an improvement of the geological understanding and led to the identification of new target areas.

Additional exploration details related to 2023 results and 2024 plans, including specific exploration programs, will be provided through separate press releases in the first quarter 2024.

Fourth Quarter 2023 Conference Call

Orla will host a conference call on Wednesday March 20, 2024, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the fourth quarter 2023:

Dial-In Numbers / Webcast:

Conference ID:	5844017
Toll Free:	1 (888) 550-5302
Toll:	1 (646) 960-0685
Webcast:	https://orlamining.com/investors/presentations-and-events/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").  In this section, all currency figures in tables are in millions, except per-share and per-ounce amounts.

All-in Sustaining Costs

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. The Company reports ASIC on a per-ounce sold basis. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Net Cash

Net cash is calculated as cash and cash equivalents and short-term investments less total debt (adjusted for unamortized deferred financing charges) at the end of the reporting period.  This measure is used by management to measure the Company's debt leverage.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company's leverage and is also a key metric in determining the cost of debt.

In millions of US dollars

NET CASH (DEBT)	Dec 31, 2023	Dec 31, 2022
Cash and cash equivalents	$96.6	$96.3
Current portion of long term debt	–	(45.0)
Long term debt	(88.4)	(100.8)
NET CASH (DEBT)	$8.2	$(49.5)

Liquidity

Liquidity is calculated as the sum of cash and cash equivalents, short-term Investments, and the undrawn amount available under the Company's revolving credit facility. Liquidity does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that liquidity is useful to evaluate the liquid assets available to the Company.

In millions of US dollars

LIQUIDITY	Dec 31, 2023	Dec 31, 2022
Cash and cash equivalents	$96.6	$96.3
Total credit facility available	150.0	150.0
Credit facility principal drawn down	(88.4)	(123.0)
Fresnillo obligations	–	(22.8)
LIQUIDITY	$158.2	$100.5

Preliminary Financial Results

The financial results contained in this news release for the period ended December 31, 2023 are preliminary and unaudited. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's audited consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the Company's production and cost outlook, including expected production, AISC, processing throughputs, operating costs, sustaining and non-sustaining capital expenditures, exploration and development expenditures, corporate general and administrative expenses and income tax payments; receipt of required permits; the impact of the Company's 2023 exploration program, including potential mineralization at the Company's properties; and the Company's exploration outlook for 2024, including planned exploration spend and the goals and timing thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations and risks associated with operating in Mexico and Panama; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer, Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com,investor@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 16-JAN-24